21003192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 03 2021
Washington DC
406

SEC FILE NUMBER
8-67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S Goldman Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, Floor 35A
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger — 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	Illinois	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S Goldman Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Karen M. Battista 02-26-2021

Notary Public

KAREN M BATTISTA
Notary Public - State of New York
NO. 01BA6029060
Qualified in Westchester County
My Commission Expires Dec 11, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors S Goldman Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of S Goldman Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of S Goldman Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of S Goldman Capital, LLC's management. Our responsibility is to express an opinion on S Goldman Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to S Goldman Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as S Goldman Capital, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

S. Goldman Capital LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	85,322
Due from Clearing Broker		166,981
Prepaid expenses		60,941
Total Assets	$	313,244

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses and other liabilities	$	39,693
Paycheck Protection Program Loan		37,296
Total Liabilities		76,989
Members' equity		236,255
Total Liabilities and Members' Equity	$	313,244

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act.
The accompanying notes are an integral part of these statements.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC ("SGC") is a limited liability company formed under New York law. SGC is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). SGC is also a member of the Financial Industry Regulatory Authority ("FINRA").

SGC operates primarily as an introducing broker for which it earns commissions, and trading for its own account. SGC also participates in securities offerings, where SGC will act as underwriter or placement agent, and from time to time provides financial advisory and related services.

SGC operates under the provisions of SEC Rule 15c3-3 and claims exemption from the requirements of this rule under section (k)(2)(ii) as an introducing firm. SGC does not carry accounts for customers and does not perform custodial functions related to customer securities. SGC has an agreement with a clearing firm that performs those duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Concentration of Credit Risk

SGC maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGC has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Due from Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. SGC does not carry accounts for customers or perform custodial functions related to customer securities.

d) Securities Transactions

SGC records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled.

e) Advisory Fees

Revenue includes fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

f) Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g) Income Taxes

No provision has been made for Federal or NYS income taxes since SGC is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its member(s). However, if profitable, SGC is liable for NYC Unincorporated Business Taxes. SGC is not liable for UBT in 2020. There is no current or deferred provision for UBT due to no current year taxable income for UBT purposes.

In accordance with ASC 740, Income Taxes, SGC is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2020, SGC did not have any unrecognized tax benefits or liabilities. SGC operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. RELATED PARTY TRANSACTIONS

SGC has an expense sharing agreement with S Goldman Advisors LLC ("SGA"), an affiliated entity. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to SGA. SGC is due to pay $31,263 to SGA for unpaid balances incurred in 2020.

SGC paid SGA $250,000 related to advisory work provided by SGA. SGC paid $85,000 to The Goldman Group LLC ("TGG"), an affiliated entity for professional fees provided.

4. 401 (K) PLAN

SGC provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGC's voluntary contribution will vary depending on the profitability of SGC. SGC did not record voluntary contributions for 2020.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

SGC's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to SGC and SGC's ability to liquidate the collateral at an amount equal to the original contracted amount. SGC and its clearing firm monitor all accounts on a daily basis to mitigate this risk.

6. PAYCHECK PROTECTION PROGRAM

SGC applied for and received a loan of $35,296 under the Federal Paycheck Protection Program ("PPP"), a program established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan, taken through JP Morgan Chase Bank, was approved in April, 2020. The term of the loan is two (2) years and is subject to an annual interest rate of 0.5%. SGC believes it has met the requirements for 100% forgiveness of the loan, and request for forgiveness will be processed in the first quarter of 2021. The loan is included in the Statement of Financial Condition under "Paycheck Protection Program Loan". SGC has met the requirements necessary to add the full loan amount as a forgivable expense amount back to net capital per FINRA guidance. In addition, SGC has excluded the loan from aggregate indebtedness per FINRA guidance.

SGC also received an Covid-19 Economic Injury disaster advance in the amount of $2,000. This advance does not require repayment. This advance was added back to net capital, and excluded from aggregate indebtedness as per FINRA guidance.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2020

7. COMMITMENTS AND CONTINGENCIES

SGC does not have any commitments or contingencies.

8. NET CAPITAL REQUIREMENT

SGC is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2020, SGC's net capital was $212,610 which was $112,610 in excess of its required net capital of $100,000. SGC's ratio of aggregate indebtedness to net capital was .19 to 1.

9. RESERVE REQUIREMENT COMPUTATION

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore, it is not required to compute 15c3-3 reserve requirements.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2020

10. POSSESSION AND CONTROL REQUIREMENTS

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore, it is not subject to Possession or Control requirements under SEC Rule 15c3-3.

11. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments.